Exhibit 99.2
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 139 395 400 euros
542 051 180 R.C.S. Nanterre
www.total.com
Europe-Wide Agreement on Equal Opportunities
Paris – November 22, 2005 – On Monday, November 21, Total’s senior management and three European federations, EMCEF, FECCIA and FECER*, signed a Europe-wide agreement on equal opportunities that marks the next stage in the shared process begun with the November 22, 2004 agreement on a platform for employee relations in Total’s European businesses.
With the latest agreement, Total further consolidates its commitment to the general principles of non-discrimination and equal opportunities, from the recruitment process to the end of the employment contract. These principles are already widely applied across the Group, as demonstrated in particular by the creation of the Diversity Council in May 2004. The new agreement confirms the commitments made in these areas and provides new resources to guarantee even greater equality of opportunities, especially for women and the disabled, in recruitment, training, career development, mobility, compensation and work-life balance.
“The Europe-wide agreement on equal opportunities is a first for European companies and will serve as the benchmark for the Group’s equal opportunities process,” said Jean-Jacques Guilbaud, Senior Vice President, Human Resources and Corporate Communications at Total.
Total’s senior management is committed to encouraging European units to deploy these principles. A report on equal opportunities will be prepared and examined every year by the European Works Council**, while a working group will be set up to track progress in achieving equal pay. Lastly, a Europe-wide set of indicators is being developed.
* EMCEF: European Mine Chemical and Energy Workers’ Federation
FECCIA: European Federation of Managers in the Chemical and Allied Industries
FECER: European Federation of Executives in the Sectors of Energy & Research
** The European Works Council is a forum for dialogue, information and consensus-building that brings together employee representatives from France and other European countries.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com